Ceasing Control of Credit Suisse Large Cap Blend Common
As of December 31, 2009, Charles Schwab & Co Inc Special
 Custody Account for the exclusive benefit of customers
("Shareholder") owned 35,622.631 shares of the Fund, which represented 26.52 % of the Fund. As of Dec. 31,
2010, Shareholder owned 2,316,322.744 shares of the Fund.
 Accordingly, Shareholder has ceased to be a controlling person of the Fund.

Ceasing Control of Credit Suisse Large Cap Blend Class C
As of December 31, 2009, Merrill Lynch Pierce Fenner &
Smith Inc ("Shareholder") owned 12,701.338 shares of the Fund, which represented 44.09 % of the Fund. As of Dec.
 31, 2010, Shareholder owned 28,931.170 shares of the Fund.
  Accordingly, Shareholder has ceased to be a controlling person of the Fund.